Exhibit (a)(1)(L)

Frequently Asked Questions and Answers related to the SchwabPlan Retirement

Savings and Investment Plan

The Tender Offer

What is a modified “Dutch Auction” tender offer?

The tender offer for Schwab common stock (“Common Stock”) is being conducted through a procedure commonly called a modified “Dutch Auction.” This procedure allows the company stockholders (including participants in the SchwabPlan Retirement Savings and Investment Plan (the “Plan”) who hold units of the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund, both of which funds hold shares of Common Stock, as well as cash or cash equivalents) to select the price per share (in increments of $0.10), within a price range specified by the company at which they are willing to sell their shares of Common Stock. After the tender offer expires, the company will select the lowest purchase price within the predetermined price range that will allow the company to buy a specified number of shares. All shares purchased in the tender offer will be purchased at the same price, even if you have selected a lower price, but the company will not purchase any shares above the purchase price determined through the modified “Dutch Auction” process.

Why is The Charles Schwab Corporation offering this tender offer?

The company and its board of directors have reviewed alternatives for using the after-tax proceeds realized from the sale of U.S. Trust Corporation and the company’s other available liquid financial resources. They have evaluated the company’s capital structure, financial position, dividend policy, operations and strategic plan; the anticipated cost and availability of financing; the recent market prices of the company’s common stock and the company’s expectations for the future; and they believe that the tender offer and related transactions and the special cash dividend are prudent uses of the company’s financial resources and an efficient means to return capital to the company’s stockholders. After the company completes the tender offer and related transactions and pays the special cash dividend, the company currently anticipates that its cash balances, anticipated cash flows from operations, and borrowing capacity will allow it to service its debt, fund future dividends and the capital requirements for improving its operations, and provide appropriate financial flexibility for general corporate purposes. However, actual experience may differ significantly from our expectations. See “Forward Looking Statements” section of the Offer to Purchase.

Do I have to do anything if I do not want to tender any of my shares?

No. You do not have to respond if you do not want to tender any of your shares.

Is it okay to tender only some of my shares?

Yes. You are not required to participate in the tender offer, and if you elect to participate in the tender offer, you are not required to tender all of the shares allocated to the units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund.

How do I tender my shares?

You can tender the shares allocated to units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund by logging onto to the Tabulator’s website at https://www.tabulationsplus.com/schw-401k for the shares allocated to the units you hold in the 401(k) Equity Unit Fund or at https://www.tabulationsplus.com/schw-esop for the shares allocated to the units you hold in the ESOP Equity Unit Fund. Once you have logged on to the applicable website, follow the instructions for tendering shares.

Alternatively, you can use the paper forms included in your tender offer packet(s). There are two forms, one for the 401(k) Equity Unit Fund and one for the ESOP Equity Unit Fund. (If you have investments in only one of the equity unit funds, then you will receive only one packet and only one form.) If you use the paper form, complete the entire form pursuant to the directions and mail the form to the Tabulator (in the envelope provided) at P.O. Box 1997, New York, NY 10117-0024). If you wish to return the form by overnight courier, please send it to the Tabulator at Ellen Philip Associates, 134 West 26th Street, 5th Floor, New York, NY 10001. Directions via facsimile will not be accepted.

What is the deadline to tender my shares?

The Tabulator must receive your election to tender the shares allocated to units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund by 4:00 p.m., Eastern Time, on July 27, 2007 (or later if the offer is extended).

Why is the tender offer deadline different for Plan participants compared to other stockholders?

The tender offer deadline for Plan participants is determined in conjunction with the Tabulator and reflects the fact that the Tabulator for the Plan (Ellen Philip Associates) must follow different procedures from the other tabulators working on the tender offer.

If I tender some or all of my shares, when / how will I know that my tender instruction has been received?

If you tender your shares using the Tabulator’s website as described above, you will be able to request an email confirmation of your tender. If you tender your shares by mail, you will not receive any notification regarding confirmation or acceptance of your tender until the proceeds are deposited in your Plan account. If you tender your shares by mail, be sure to keep a copy of your control number, which can be used for tracking purposes.

Will all the shares that I tender be accepted in the tender offer?

Not necessarily. There are three events that could result in fewer shares being accepted in the tender offer and purchased by the Company compared to the number of shares that you direct to tender.

First, if the prevailing market price of the Common Stock, defined as the last-sale-eligible-trade reported to the NASDAQ exchange prior to 4:00:02 p.m. Eastern Time on July 27, 2007 (or later if the offer is extended) is higher than the price at which you direct to tender your shares, the Purchasing Agent will not tender the shares regardless of your direction. ERISA (the Employee Retirement Income Security Act of 1974, as amended) prohibits the Company from purchasing shares under the Plan if the purchase price is less than the prevailing market price of the stock. Therefore, shares that are directed for tender at below the prevailing market price on July 27, 2007 (or later if the offer is extended) will not be tendered by the Purchasing Agent.

Illustrative Example:

Instructions submitted by Participant Prices:	$19.50	20%
	$20.50	20%
	$21.50	20%
	$22.50	20%
	TBD	20%

Total shares tendered:		100%

Prevailing market price on July 27, 2007		$20.45

Trustee would submit:
Prices:	$19.50	—
	$20.50	20%
	$21.50	20%
	$22.50	20%
*TBD at	$20.50	20%

Total shares tendered:		80%

*	If you elect TBD, your shares will be deemed tendered at the minimum price of $19.50 unless the prevailing market price on July 27, 2007 is higher than the minimum price, in which case, your shares will be tendered at the prevailing market price rounded up to the next highest $0.10 increment (i.e. $20.50 in the above example). Assuming that the final purchase price is established at $19.50, participants electing TBD will not have any shares purchased in this example.

For more information on this issue, see the Participant Letter included with these FAQs.

Second, the Company has only agreed to purchase a certain number of shares in the tender offer. If more shares are tendered (if the tender offer is oversubscribed), the Company may purchase shares on a pro rata basis. If the Company prorates, then fewer shares than you directed for tender will be purchased by the Company.

Third, if you tender any shares at a price higher than the final purchase price determined by the Company, then shares you directed for tender at a higher price will not be purchased by the Company.

Any shares that you direct for tender that are not purchased will be credited back to your Plan account as units in the applicable Equity Unit Fund.

What if I want to revoke my election to tender shares?

You may log on to the Tabulator’s website(s) or you may contact the Information Agent as detailed below to request and mail in the paper form(s). In each case, indicate that you do not want to tender the shares allocated to the units in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund, or you can use the website (or paper form) to fill in different percentages and prices at which you want to tender the shares allocated to the units in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund. By submitting a new election, you are revoking any prior election.

The last communication that the Tabulator receives from you before the deadline will be your final and irrevocable election. For example, if you mail in the paper form and it is received by the Tabulator but then you later log on to the website and change your election (or revoke your tender), the Tabulator will count your website election (the last election received by the Tabulator) as your final election.

If I tender shares by mailing in the completed form and later decide to revoke or change my election, can I do that on the electronic system?

Yes. The fastest way to revoke or change any election is to submit a new internet election, thereby avoiding the possibility of postal delays. You also can use the paper election form or the internet election form to make an election to participate, to revoke an election to participate, and to change an election to participate.

How many times can I change my election?

You can change your election as many times as you want prior to 4:00 p.m., Eastern Time, on July 27, 2007 (or later if the offer is extended). However, the election that is on file with the Tabulator at 4:00 p.m., Eastern Time, on July 27, 2007 (or later if the offer is extended) will be final and irrevocable.

I lost my “control #” to make elections online. Who can give me my control # to go on the site and make my tender election?

Please contact D. F. King & Co., Inc., the information agent for the tender offer, at 1-800-659-6590 between 8:00 a.m. and 10:00 p.m., Eastern Time, Monday through Friday and 11:00 a.m. and 6:00 p.m., Eastern Time, on Saturday.

Whom do I call to obtain another package and election form?

You may contact D. F. King & Co., Inc., the information agent for the tender offer, at 1-800-659-6590 between 8:00 a.m. and 10:00 p.m., Eastern Time, Monday through Friday and 11:00 a.m. and 6:00 p.m., Eastern, Time on Saturday.

Whom do I call to ask questions about the tender offer?

For information related to the tender offer, please contact D. F. King & Co., Inc., the information agent for the tender offer, at 1-800-659-6590 between 8:00 a.m. and 10:00 p.m.,

Eastern Time, Monday through Friday and 11:00 a.m. and 6:00 p.m., Eastern Time, on Saturday. You also may call UBS Securities LLC, the Dealer Manager for the Offer at 1-877-827-4180 for more information regarding the tender offer.

General Issues Related to the Plan

Why did I receive two separate packets for the SchwabPlan Retirement Savings and Investment Plan?

There is a separate packet for each of the two equity unit funds in the Plan, the 401(k) Equity Unit Fund and the ESOP Equity Unit Fund. If you received both packets it is because you were invested in both of the funds at the time the packets were created. Because of certain tax consequences of tendering shares allocated to the funds, you are permitted to make a separate election to tender the shares allocated to the units you hold in each of the two funds. Each packet that you received contains information on how to make the election to tender the shares allocated to units in each fund.

How do I calculate the approximate number of equivalent shares allocated to the units I hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund?

To calculate a current estimate of the number of shares allocated to units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund, take the current value of your holdings in each fund, multiply it by 99.25% (less than 100% to account for the cash or cash equivalents in the fund) and then divide the result by the current market price of Schwab common stock. You may also contact Schwab Retirement Plan Services at 1-800-724-7526 or log on to schwabplan.com.

If I tender shares and my tender is accepted, when will the shares actually leave my account(s)?

The deadline for tendering shares is 4:00 p.m., Eastern Time, on July 27, 2007 (or later if the offer is extended). After this time, you will not be permitted to sell or make any transaction with respect to the shares allocated to the units you hold in either the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund that you have elected to tender. However, even though you will not be able to make any transactions with respect to the tendered shares, the tendered shares allocated to units in those funds will not actually be transferred from your account until on or about August 8, 2007. During the period between July 27, 2007 (or later if the offer is extended) and about August 8, 2007, you will be able to make transactions with respect to that portion, if any, of your 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund holdings with respect to shares allocated to the units you hold in the equity unit funds that have not been tendered. In order to make these transactions, you will have to contact Schwab Retirement Plan Services at 1-800-724-7526 and work with the call center representative.

If I tender shares and my shares are accepted, when will I see the proceeds in my Plan account?

On or about August 8, 2007, we expect that you will see the proceeds in your Plan account. However, this date could fluctuate based on the administration of the tender offer. Remember that the proceeds from the tender offer will be reinvested in your Plan account based on the investment elections that you have on file with Schwab Retirement Plan Services or, if you do not have investment elections on file, the proceeds will be deposited in the SchwabPlan Stable Value Fund.

How will the proceeds that are returned to the Plan for shares that I tender, which are accepted, be invested in my Plan account?

The proceeds from the tender offer will be reinvested in your Plan account based on the investment elections that you have on file with Schwab Retirement Plan Services or, if you do not have investment elections on file, the proceeds will be deposited in the SchwabPlan Stable Value Fund.

If you want to change your investment elections so that the tender offer proceeds are reinvested in a different manner than your salary contributions, please contact Schwab Retirement Plan Services at 1-800-724-7526 or log on to schwabplan.com. Please note that your salary deferrals to the Plan for the July 31st pay period and, if applicable, any quarterly bonus payment will be deposited in your Plan account in the days just prior to the time the tender offer proceeds are deposited in your Plan account and may be affected by any change to your investment elections as well as any subsequent deferral or bonus deposits to your account.

If you are a participant who has terminated employment with Schwab, you may want to confirm whether or not you have investment elections on file; we may have old investment elections on file, which may have been adjusted based on changes made to the investment options available under the Plan and which will be used to reinvest your tender offer proceeds.

Once the proceeds from my tendered shares have been credited to my account in accordance with my investment elections, can I transfer my fund balances immediately to other investments?

Yes. However, you must keep in mind that the normal contingent redemption fees and/or mutual fund trading restrictions may apply. Please call the SchwabPlan Retirement Plan Services Hotline at 1-800-724-7526 for more information.

Can I receive the proceeds from the tender offer outside of the SchwabPlan Retirement Savings and Investment Plan?

No. All tender offer proceeds must be deposited back into the Plan in order to maintain the tax-qualified status of the Plan. You may only take a distribution from the Plan in accordance with the terms of the Plan.

If I participate in the tender offer, will this be a taxable event?

Your participation in the tender offer does not have any immediate tax consequence. However, participation in the tender offer with respect to the shares allocated to the units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund may have a negative tax consequence to you when you take a distribution from the Plan.

Specifically, under current federal income tax rules, if you receive from the Plan a lump sum distribution that includes Schwab shares that have increased in value while they were held by the Plan you may have, under certain circumstances, the option of deferring payment of taxes on this increase in value, until you sell the shares. This increase in value is referred to as “net unrealized appreciation.” When the shares are sold, any gain up to the amount of the untaxed net unrealized appreciation is taxed as long-term capital gain. If shares that are part of your holdings in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund are purchased by the company in the tender offer, you will no longer be able to take advantage of this tax benefit with respect to these particular shares. The shares allocated to the units you hold in the ESOP Equity Unit Fund may be more significantly impacted by your decision to tender them because the tax basis of these shares is generally lower than the tax basis of the shares allocated to the units you may hold in the 401(k) Equity Unit Fund. Please log on to www.schwabplan.com and click on “Plan Services” – “Withdrawals” – “Distribution Center” – “Distribution Decision Making Guide” – “What to do with Your Company Stock” for more information regarding the tax issues related to the funds. In addition, you should discuss whether to tender your shares with your financial or tax advisor.

Can I still take a loan or in-service withdrawal if I tender shares?

You will be able to take a loan from the Plan if you tender shares allocated to the units you hold in the equity unit funds through the normal application process; however once the Plan’s tender offer window closes on July 27, 2007 (or later if the offer is extended), you may not take a loan with respect to your tendered shares until the completion of the transaction on or about August 8, 2007. If you apply for a loan during this window and wish to borrow against your non-tendered shares, please contact Schwab Retirement Plan Services at 1-800-724-7526.

With respect to in-service withdrawals, you may take in-service withdrawals from the Plan for which you are eligible under the Plan rules during the tender offer even if you have tendered the shares allocated to the units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund. However, you may not make any withdrawal with respect to the shares allocated to the units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund that you tendered after 4:00 p.m., Eastern Time, on July 27, 2007 (or later if the offer is extended), until the completion of the tender offer on or about August 8, 2007.

Can I still transfer my account balances among funds in the Plan if I tender shares?

Generally, you can still transfer your account balance among different funds in the Plan during the tender offer period. However, if you elect to tender the shares allocated to the units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund, you may not make any transaction with respect to the shares allocated to units in those funds that you have tendered after 4:00 p.m., Eastern Time, on July 27, 2007, until the completion of the transaction on or about August 8, 2007.

Can I still make transactions in the equity unit funds during the tender offer period and following the tender offer period?

Yes. You can still direct investments into the 401(k) Equity Unit Fund during the tender offer period and following the tender offer period. You can sell your investments in the equity unit funds with respect to any of the units you hold in the equity unit funds through 4:00 p.m., Eastern Time, on July 27, 2007. After 4:00 p.m., Eastern Time, on July 27, 2007, you can only sell your investments in the equity unit funds with respect to shares allocated to the units you hold in the equity unit funds that have not been tendered.

If I am a terminated employee and want to tender shares, may I take a total distribution of the rest of my Plan account?

If you elect a distribution which can be processed prior to July 27, 2007, your distribution election will be deemed a revocation of your election to tender the shares allocated to the units you hold in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund. If you elect a distribution which cannot be processed until after July 27, 2007 and you have elected to tender the shares allocated to units in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund, your distribution will be delayed until after the proceeds from the tender offer have been deposited in your Plan account.

The Special and Regular Quarterly Cash Dividend

Will Schwab still pay the regular quarterly dividend?

Yes. Schwab will still pay the regular quarterly dividend of $0.05 per share on August 24, 2007. The quarterly dividend will be added to the special dividend and allocated to your account on the same day.

Will I receive the “special cash dividend” and the regular quarterly cash dividend if I tender shares?

Yes. If you are a stockholder of record of the Company as of the close of business on July 24, 2007, including for this purpose having shares allocated to your units in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund, you will be eligible to receive the special and regular quarterly cash dividends even if you chose to tender the shares allocated to the units you hold in those funds.

As of which date must I hold shares in my Plan account to be eligible for the special and regular quarterly cash dividends?

You must be a stockholder (including having shares allocated to units in the 401(k) Equity Unit Fund and/or the ESOP Equity Unit Fund) on July 24, 2007 in order to be eligible to receive the special and regular quarterly cash dividends.

When will I receive my special and regular quarterly cash dividends?

The special and regular quarterly cash dividends will be paid on August 24, 2007. The special and regular quarterly cash dividends will be reinvested in your Plan account unless you have elected Pass Thru Dividends.

Will I be taxed on my special and regular quarterly cash dividends?

It depends. You will not be taxed on your special and regular quarterly cash dividends because your dividends will be reinvested in your Plan account unless you have elected Pass Thru Dividends, in which case the dividends will be paid to you in cash and you will be taxed on the dividends.

If I have elected Pass Thru Dividends (receiving dividend payments in cash), how can I change my election so that I do not receive my special and regular quarterly dividends in cash?

If you want to change your dividend election, either to receive the special and regular quarterly cash dividends in cash or to have the dividends reinvested in the applicable fund, please contact Schwab Retirement Plan Services at 1-800-724-7526 or log on to schwabplan.com before 4:00 p.m. Eastern Time on August 23, 2007.